Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MEETING OF THE BOARD OF EXECUTIVE OFFICERS
OF FEBRUARY 3, 2012

DATE, TIME AND PLACE:  On February 3, 2012 at 12:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR:    Roberto Egydio Setubal.

QUORUM:    The full complement of members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Having examined and discussed the account statements for 2011 and the management discussion and analysis report for the operation as well as the reports of PricewaterhouseCoopers Auditores Independentes, pursuant to the provisions in sub-section V and VI of Article 25 of the Brazilian Securities and Exchange Commission Instruction 480/09, the Board unanimously resolved to:

a)	declare that it has reviewed, discussed and agrees with the reports expressed by PricewaterhouseCoopers Auditores Independentes; and

b)
declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis report for the operation with respect to the fiscal year ending December 31, 2011.

CONCLUSION: With there being no further matters on the agenda, these minutes were drafted, read, approved and signed by all. São Paulo-SP, February 3, 2012. (signed) Roberto Egydio Setubal – President; Alfredo Egydio Setubal and Candido Botelho Bracher – Executive Vice Presidents; Caio Ibrahim David, Claudia Politanski, Marcos de Barros Lisboa, Ricardo Baldin and Sérgio Ribeiro da Costa Werlang – Executive Officers; Carlos Eduardo de Souza Lara, Eduardo Hiroyuki Miyaki, Emerson Macedo Bortoloto, Jackson Ricardo Gomes,  Marco Antonio Antunes, Rodrigo Luís Rosa Couto and Rogério Paulo Calderón Peres – Officers.

ALFREDO EGYDIO SETUBAL Investor Relations Officer